Exhibit 99.103

Canaccord Genuity Corp. 40 Temperance Street Suite 2100 Toronto, ON Canada M5H 0B4

T1: 416.869.7368 TF 800.382.9280 cgf.co

GUNNISON COPPER CORP.

PUBLIC OFFERING OF COMMON SHARES

May 27 2026

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.

The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible n SEDAR+. Copies of the documents may be obtained from ecm@cgf.com; 416.869.3052

This document does not provide full disclosure of all material facts relating to the Shares. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendments to the documents for disclosure of those facts, especially risk factors relating to the Shares, before making an investment decision.

All amounts in C$ unless otherwise stated.

Issuer:	Gunnison Copper Corp. (the “Company”).

Offering:	Treasury Offering of 71,430,000 common shares of the Company (the “Shares”).

Offering Price:	C$0.42 per Share (the “Offering Price”).

Size of Offering:	C$30,000,600 (C$34,500,690 in the event that the Over-Allotment Option is exercised in full)

Over-Allotment Option:	The Company has granted to the Underwriters an option (the “Over- Allotment Option”) exercisable, in whole or in part until the 30th day following the Closing Date to purchase up to such number of additional Shares of the Company, as is equal to 15% of the number of Shares of the Company issued pursuant to the Offering, for market stabilization purposes and to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used to advance the Company’s Gunnison Copper Project in Arizona, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

Offices in Canada are offices of Canaccord Genuity Corp., a member of the Canadian Investor Protection Fund and the Canadian Investment Regulatory Organization (CIRO).
Offices in other countries are offices of other companies in the Canaccord Genuity group of companies. See www.cgf.com/en/companies for more information.

Form of Offering:	“Bought-deal” public offering by way of a prospectus supplement to the Company’s short form base shelf prospectus dated May 19, 2026. The Shares will be offered in all of the provinces of Canada (other than the province of Quebec).

The Shares will also be offered in the United States on a private placement basis pursuant to one or more exemptions from the requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) via affiliates of the Underwriters that are validly registered as broker dealers in the United States, and may also be offered in certain jurisdictions outside of Canada and the United States provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

Underwriting Agreement:	The Company and the Underwriters will enter into a definitive underwriting agreement which agreement will contain “material change out”, “disaster and regulatory out”, and “breach out” clauses running to the closing of the Offering.

Listing:	An application has been or will be made to list the Shares on the Toronto Stock Exchange (the “TSX”). The common shares of the Company are currently listed on the TSX under the symbol “GCU”.

Eligibility:	The Shares will be eligible for Canadian RRSP, RRIFs, DPSPs, RESPs and TFSAs.

Closing:	June 3, 2026 or such other date as Canaccord Genuity and the Company may agree.

Commission:	Cash commission equal to 6% of the gross proceeds of the Offering.

Underwriting Syndicate:	Canaccord Genuity Corp.	50%(1)(2)
	Paradigm Capital Inc.	25% (2)
	Ventum Financial	20%
	CIBC Capital Markets	5%

	(1)	Sole book-runner subject to a 5% step-up fee.
	(2)	Co-Lead Underwriters.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in the short form prospectus from documents filed with securities commissions or similar authorities in Canada.

Investing in the securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the heading “Risk Factors” in the base shelf prospectus, contained in any of the documents incorporated by reference in the base shelf prospectus, and in any applicable prospectus supplement, before purchasing securities.